Commtouch Reports Strong Third Quarter 2010 Financial Results, Updates FY2010 Outlook

Sunnyvale, Calif. – November 3, 2010 – Commtouch® (NASDAQ: CTCH), a leading solution provider for Internet security, today announced its third quarter 2010 results.

Third Quarter 2010 Financial Highlights:

•	Revenues for the third quarter of 2010 increased by 18% to $4,601 thousand compared to $3,899 thousand in the third quarter of 2009.

•
Operating profit in accordance with US Generally Accepted Accounting Principles (US GAAP) for the third quarter of 2010 increased by 24% to $870 thousand, as compared with GAAP operating profit of $700 thousand in the third quarter of 2009.

•	Non-GAAP operating profit for the third quarter of 2010 increased by 44% to $1,509 thousand, as compared with non-GAAP operating profit of $1,050 thousand in the third quarter of 2009.

•	Net income in accordance with US GAAP for the third quarter of 2010 increased by 24% to $1,057 thousand, as compared with $849 thousand in the third quarter of 2009.

•
Non-GAAP net income for the third quarter of 2010 increased by 31% to $1,568 thousand, as compared with non-GAAP net income of $1,199 thousand for the third quarter of 2009. Non-GAAP net income for the third quarter of 2010 excludes $329 thousand of stock-based compensation expenses, recorded in accordance with Financial Accounting ASC 718 as well as $128 thousand of deferred tax income, $271 thousand acquisition related costs and $39 thousand as amortization for intangible, both related to the acquisition of the Command antivirus division of Authentium.

•
Deferred Revenues (long-term and short-term) as of September 30, 2010 amounted to $4,457 thousand as compared with $3,682 thousand in deferred revenues as of December 31, 2009 and compared to $3,101 thousand as of June 30, 2010.

•	Operating cash flow for the third quarter of 2010 was $1,637 thousand, as compared with $1,558 thousand in the third quarter of 2009.

•
During the third quarter of 2010, the company continued execution of the new share buy-back program implemented at the beginning of 2010. As of September 30, 2010, the company had expended a total of $3,323 thousand out of the full buy-back program of $5 million, for the repurchase of 890 thousand ordinary shares at an average price of $3.73 per share. The company intends to continue to implement the buy-back plan under the guidance of its Board of Directors.

•
Cash as of September 30, 2010 amounted to $12,509 thousand, compared to $17,275 thousand as of December 31, 2009. The decrease is primarily due to the initial payment of $4.6 million for the acquisition of the Command antivirus division plus the amount expended in the share buy-back program, less the operating cash flow, as mentioned above.

Business Highlights:

During the third quarter:
•
Commtouch completed the acquisition of Command antivirus. Revenues attributed to the Command acquisition amounted to approximately $300 thousand for the month of September, and are expected to be in the range of $3.5 to $4 million in the initial year.

•	Through the Command acquisition, Commtouch added leaders in the industry to its customer base such as Google and Microsoft.
•	The company continued to expand its customer base with new engagements for both email and Web security product lines.
•
Commtouch continued to leverage its multiple product lines with a strong quarter of selling its GlobalView™ URL Filtering solution to current customers, including two of the company’s top 10 customers.

Gideon Mantel, Commtouch’s chairman of the board and chief executive officer, commented: “The third quarter was strong across all financial indicators, with record revenue and profit, and another quarter of excellent operating cash flow.”

Continued Mr. Mantel: “Command has already started contributing to both top and bottom line results, and we expect it to continue. We are pleased with the progress of integration between Commtouch and Command, and expect full integration by year-end. Now, with Command antivirus in addition to our messaging and Web security product lines, we have a broad product suite that brings significant value to our customers, and we expect this to have meaningful impact in the near future.

“Last week we announced that I will be retiring at the end of the year after two decades with the company and will be succeeded by Ido Hadari as CEO, and Lior Samuelson as chairman of the board. Commtouch is in its strongest position ever in terms of its finances, customer base and product portfolio. With the company in the hands of these two extraordinary leaders, I am confident that it can become an even larger player in relevant markets.”

Business Outlook

Management is providing an update to its guidance for 2010 results.

Full year revenues are expected to be at the top end of the previously published guidance of $17 to 18 million.

Management expects full year net income to reach a range of $5.4 to $5.5 million on a non-GAAP basis, which exceeds the previously forecasted net income full year guidance of approximately $5 million.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: share based compensation expenses, amortization of acquired intangible assets, deferred taxes and acquisition related costs. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

Financial Results Conference Call
The company has scheduled a conference call later today, November 3, 2010, at 11 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

U.S.: 1 888 407 2553;
ISRAEL: 03 918 0610;
INTERNATIONAL: +972 3 918 0610

The call will also be simultaneously broadcast from a link on Commtouch’s website.

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (NASDAQ: CTCH) provides proven Internet security technology to more than 150 security companies and service providers for integration into their solutions. Commtouch’s GlobalView™ and patented Recurrent Pattern Detection™ (RPD™) technologies are founded on a unique cloud-based approach, and work together in a comprehensive feedback loop to protect effectively in all languages and formats. Commtouch’s Command Antivirus utilizes a multi-layered approach to provide award winning malware detection and industry-leading performance. Commtouch technology automatically analyzes billions of Internet transactions in real-time in its global data centers to identify new threats as they are initiated, enabling our partners and customers to protect end-users from spam and malware, and enabling safe, compliant browsing. The company’s expertise in building efficient, massive-scale security services has resulted in mitigating Internet threats for thousands of organizations and hundreds of millions of users in 190 countries. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary with offices in Sunnyvale, California and Palm Beach Gardens, Florida.

Stay abreast of the latest news at the Commtouch Café:
http://blog.commtouch.com. For more information about enhancing security offerings with Commtouch technology, see http://www.commtouch.com or write to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch, Authentium, Command Antivirus and Command Anti-malware are registered trademarks, of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to a) the expectation that the Command antivirus division of Authentium will continue to contribute to both top and bottom line results, b) the expectation that the company’s product suite will a have meaningful impact in the future and c) the expectation of becoming a larger player in relevant markets based on the appointments of a new CEO and chairman of the board, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Ron Ela
Chief Financial Officer
Tel:	(US) 650-864-2291
(Int’l) +972-9-8636813
ron.ela@commtouch.com

Investor Relations Contact
Ehud Helft / Kenny Green
CCG Investor Relations
Tel:	(US) 646-201-9246
(Int’l) +972-3-607-4717
commtouch@ccgisrael.com

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$4,601	$3,899	$12,784	$11,175

Cost of revenues	753	596	2,014	1,625

Gross profit	3,848	3,303	10,770	9,550

Operating expenses:

Research and development	824	806	2,195	2,357

Sales and marketing	1,100	1,025	3,186	3,045

General and administrative	1,054	772	2,719	2,250

Total operating expenses	2,978	2,603	8,100	7,652

Operating profit	870	700	2,670	1,898

Financial (expenses) income, net	59	149	(3)	83

Income before taxes	929	849	2,667	1,981

Taxes on income	(128)	-	(69)	-

Net income attributable to ordinary and equivalently participating shareholders	$1,057	$849	$2,736	$1,981

Earning per share- basic	$0.05	$0.03	$0.12	$0.08

Earning per share- diluted	$0.04	$0.03	$0.11	$0.08

Weighted average number of shares outstanding:
Basic	23,301	24,345	23,578	24,704

Diluted	24,581	25,308	24,909	25,254

COMMTOUCH SOFTWARE LTD.

RECONCILATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES
(In US$ thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating profit	$870	$700	$2,670	$1,898
Stock-based compensation (1)	329	350	998	1,009
Amortization of intangible assets (2)	39	-	39	-
Other acquisition related costs (3)	271	-	271	-

Non-GAAP operating profit	$1,509	$1,050	$3,978	$2,907

GAAP net income	$1,057	$849	$2,736	$1,981
Stock-based compensation (1)	329	350	998	1,009
Amortization of intangible assets (2)	39	-	39	-
Other acquisition related costs (3)	271	-	271	-
Taxes on the above items (4)	(128)	-	(69)	-

Non-GAAP net income	$1,568	$1,199	$3,975	$2,990

GAAP earnings per share	$0.04	$0.03	$0.11	$0.08
Stock-based compensation (1)	0.01	0.02	0.04	0.04
Other acquisition related costs (3)	0.01	-	0.01	-

Non-GAAP earnings per share	$0.06	$0.05	$0.16	$0.12

Numbers of shares used in computing Non-GAAP earnings per share (diluted)	24,581	25,308	24,909	25,254

(1) Stock-based compensation
Cost of revenues	$10	$11	$29	$31
Research and development	78	80	231	226
Sales and marketing	92	82	282	228
General and administrative	149	177	456	524

	$329	$350	$998	$1,009
(2) Amortization of intangible assets
Cost of revenues	$15	-	$15	-
Sales and marketing	13	-	13	-
General and administrative	11	-	11	-

	$39	-	$39	-

(3) Other acquisition related costs
General and administrative	271	-	271	-

	$271	-	$271	-

(4) Taxes on the above items
Taxes on income	(128)	-	(69)	-

	$(128)	-	$(69)	-

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30	December 31
	2010	2009
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$12,509	$17,275
Trade receivables	2,580	1,932
Short term deferred tax	1,453	1,417
Prepaid expenses and other accounts receivable	493	643
Total current assets	17,035	21,267

Long-term lease deposits	49	63
Severance pay fund	1,174	945
Property and equipment, net	838	701
Long term deferred tax	1,020	987
Intangibles, net	8,421	-
Investment in affiliate	1,227	1,227
Total assets	29,764	25,190

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	490	357
Employees and payroll accruals	925	996
Accrued expenses and other liabilities	445	228
Short-term deferred revenue	3,541	2,834
Total current liabilities	5,401	4,415

Long-term deferred revenue	916	848
Other long term liabilities	2,831	-
Accrued severance pay	1,278	1,050
Total liabilities	5,025	1,898

Shareholders’ equity	19,338	18,877
Total liabilities and shareholders’ equity	$29,764	$25,190

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA
(In US$ thousands)

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income	$1,057	$849	$2,736	$1,981

Adjustments:
Depreciation	128	121	367	366
Compensations related to options issued to employees and consultants	341	363	1,019	1,029
Amortization of intangible assets	39	-	39	-

Changes in assets and liabilities:
Increase in trade receivables	(628)	(35)	(648)	(61)
Increase in deferred tax	(128)	-	(69)	-
Decrease (Increase) in prepaid expenses and other receivables	288	12	178	(118)
Increase in accounts payable	217	128	155	142
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	147	44	130	(7)
Increase (decrease) in deferred revenues	199	112	(382)	(88)
Capital gain from sale of fixed assets	-	-	(9)	-
Decrease in accrued severance pay, net	(23)	(36)	(1)	(6)
Net cash provided by operating activities	1,637	1,558	3,515	3,238

Cash from investing activities

Change in short term cash deposit	-	(1)	-	241
Sales of marketable securities	-	4,949	-	2,000
Change in long - term lease deposits	4	(12)	14	5
Proceed from sale of fixed assets	-	-	9	-
Investment in affiliate	(4,600)	-	(4,600)	(477)
Purchase of property and equipment	(76)	(173)	(410)	(331)
Net cash used in investing activities	(4,672)	4,763	(4,987)	1,438

Cash flows from financing activities

Buyback of outstanding shares	(496)	(910)	(3,323)	(2,364)
Proceeds from options and warrants exercises	4	-	29	70
Net cash used in financing activities	(492)	(910)	(3,294)	(2,294)

(Decrease) increase in cash and cash equivalents	(3,527)	5,411	(4,766)	2,382
Cash and cash equivalents at the beginning of the period	16,036	10,632	17,275	13,661
Cash and cash equivalents at the end of the period	$12,509	$16,043	$12,509	$16,043